C.I. Fund Management Inc.

CI Place
151 Yonge Street, Eleventh Floor
Toronto, Ontario M5C 2W7
Telephone: 416-364-1145
Toll Free: 1-800-268-9374


02034193

May 1, 2002

United States Securities
and Exchange Commission
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
MAY 15 2002
WASH. D.C.
164
SECTION

Dear Sirs:

Re: C.I. Fund Management Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

We also enclose the Third Quarter Report containing the interim financial statements for the period ended February 28, 2002.

If you have any questions or comments, please contact the undersigned.

Yours truly,

C.I. FUND MANAGEMENT INC.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

MJK/cc
Encls.

c: Chris von Boetticher (w/encls.)

j:\mjk\ltrs\sec-ltr.doc



82-4994



FOR IMMEDIATE RELEASE **TSE Symbol: CIX**

CI Funds reports strengthening net sales

TORONTO (April 1, 2002) – C.I. Fund Management Inc. today reported that its wholly owned subsidiary, CI Mutual Funds Inc., had net sales of $105 million in March 2002.

This represents an increase in net sales of 50% from February 2002, noted Stephen A. MacPhail, Chief Operating Officer of C.I. Fund Management. CI's mutual fund assets increased by 3% during the month to $21.3 billion, while overall fee-earning assets grew by 2.6% to $26.7 billion.

"Strong performances by a number of equity funds, including the top-selling Harbour Funds and Signature Funds, have boosted assets and improved CI's asset mix, with equity funds accounting for an increased proportion of assets," MacPhail said.

CI's family of global value funds managed by John Hock of Altrinsic Advisors, LLC also performed well in the first quarter. For example, CI Global Value Fund and CI International Value Fund have each returned 4.1% for the year-to-date, versus 0.4% for the MSCI World Index (in Canadian dollars).

In other highlights, investor interest in the CI Portfolio Series continues to grow, as this group of funds had $15 million in net sales in March. The CI Portfolio Series, which was launched in mid-December, is a family of asset allocation funds that allow investors to diversify across asset classes, investment styles and geographic regions in one fund.

For additional information on March's sales and fee-earning assets, please see CI's website, www.cifunds.com, under "Corporate Information."

C.I. Fund Management Inc. (TSE: CIX) is an independent, Canadian-owned investment management company with one of the industry's broadest selections of investment funds, including mutual funds, industry-specific funds, 100% RSP-eligible global funds, multi-manager funds, segregated funds and hedge funds. It offers top-ranked investment expertise through nine portfolio management teams.

-30-

For further information, contact:
Stephen A. MacPhail
Chief Operating Officer
C.I. Fund Management Inc.
Tel.: 416-364-1145

82-4994

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 • Toll Free: 1-800-268-9374
www.cifunds.com















TSE Symbol: CIX **FOR IMMEDIATE RELEASE**

C.I. FUND MANAGEMENT INC. REPORTS THIRD QUARTER RESULTS, INCREASES DIVIDEND

TORONTO (April 10, 2002) — C.I. Fund Management Inc. today released unaudited financial results for the three and nine months ended February 28, 2002.

"The quarter was marked by improving optimism on the part of investors in response to increasing evidence that the global economy is beginning to rebound," said William T. Holland, President and Chief Executive Officer.

For the three months ended February 28, 2002, net sales of CI's mutual funds were $128 million, up from $100 million in the preceding quarter. Total fee-earning assets ended the quarter at $26.0 billion, down 3.9% from the prior year, but up 4.8% from the prior quarter – largely reflecting a significant increase in CI's global institutional business.

"CI's U.S. money management subsidiaries continue to gain new institutional accounts, demonstrating both the success and the huge potential of this strategy," Mr. Holland said.

During the quarter, CI continued to manage expenses in an efficient and prudent manner, Mr. Holland noted. "Strict cost controls have left CI well positioned to benefit from a recovery. While current market conditions remain uncertain, gains in equity markets will lead to improvements in both our revenues and our margins."

As a result of the expense controls, CI's earnings before interest, taxes, depreciation and amortization (EBITDA) (excluding securities gains) was down only 6.1% for the quarter, compared with the 11.5% decline in average mutual fund assets. On a per-share basis, EBITDA (excluding securities gains) of $0.38 was unchanged from the prior year – a benefit of CI's share buyback program. Net debt of $40.4 million was essentially unchanged from $39.4 million in the prior year.

CI recorded a net loss of $0.09 per share for the quarter, reflecting the effects of amortizing $51.0 million of deferred sales commissions and $24.6 million of goodwill. Free cash flow for the quarter was $28.0 million, up 71% from the prior year. The increasing free cash flow was a key factor in CI raising its dividend to $0.05 per common share from $0.03 per common share. A more detailed review of the quarter and nine months is provided below.

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com














CI remained diligent in managing expense levels of both its general operations and mutual funds, leaving it well positioned to leverage the benefits of a market recovery. At the same time, CI has maintained its service quality at industry-leading levels.

FINANCIAL REVIEW

Three months ended February 28, 2002

Total revenues for the quarter ended February 28, 2002, were $125.8 million, compared with $148.4 million (excluding the $15.3 million securities gain recorded in fiscal 2001) in the prior year, a decline of 15.2%. The change in revenues, as provided in more detail below, reflected the change in mutual fund assets – which averaged $20.8 billion for the quarter, a decrease of 11.5% from $23.5 billion in the third quarter of fiscal 2001 – changes in asset mix, and reduced revenues represented by cost recoveries from the funds (the latter declining by $3.6 million due to reductions in fund operating expenses).

Management fees were $93.9 million, compared with $113.7 million in the prior year, reflecting the change in mutual fund assets as well as non-mutual fund assets such as labour-sponsored funds and the change in CI's asset mix to a greater percentage of money market funds and Class F and Class I funds. Such funds have lower management fees, which is offset by the fact that their trailer fees have been reduced or eliminated.

Administration fees and other income, which represents income from CI's third-party business and institutional assets, was $5.8 million, down from $21.5 million in the prior year due to the $15.3 million securities gain in 2001, as noted above.

Revenues represented by expenses charged to mutual funds (which are cost recoveries from overall selling, general and administrative expenses) were $16.3 million, down 18.5% from $20.0 million in the prior year. This change was a direct result of cost-reduction and efficiency initiatives implemented by CI in the prior nine months to ensure that mutual fund operating expenses reflect mutual fund asset levels.

Overall selling, general and administrative expenses for the quarter ended February 28, 2002, were $20.6 million, a reduction of 25.6% from $27.7 million in fiscal 2001. In addition to lower fund operating expenses, CI continued to operate its business with lower expense levels established in early fiscal 2002 through careful management of discretionary expenses.

Investment adviser fees declined by 20.0% from $11.5 million in fiscal 2001 to $9.2 million in fiscal 2002, reflecting the lower level of assets and expense management programs initiated by CI's money management subsidiaries.

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145. Toll Free: 1-800-268-9374
www.cifunds.com














Free cash flow (operating cash flow less sales commissions and minority interest) for the quarter was $28.0 million, compared with $16.4 million in the prior year. During the quarter, CI repurchased 3.2 million shares at an average price of $11.96 per share for a total cost of $38.3 million. The weighted average trading price for CI during the quarter was $12.37.

Nine months ended February 28, 2002

Total revenues for the nine months ended February 28, 2002, were $381.6 million, down 19.4% from the prior year. The primary contributors to the decrease were management fee revenues, which declined 19.8 % to $286.4 million, and administrative fees and other income, which fell 57.2 % to $16.8 million. Net of the one-time $22.6 million securities gain in fiscal 2001, administrative fees and other income rose by 0.9%. The change in management fee revenues was primarily a result of the decline in average mutual fund assets, which were $20.8 billion for the nine months, down 14.0% from $24.2 billion in the prior year.

Selling, general and administrative expenses fell 21.2% to $60.0 million, reflecting numerous cost-cutting and efficiency initiatives introduced in early fiscal 2002 to reduce both the general operating expenses of the funds and other discretionary expenses.

Investment adviser fees fell 4.5% for the period, a result of the lower level of assets and the efficiency measures undertaken by CI's money management subsidiaries.

Trailer fees fell 18.4% to $72.8 million as a greater proportion of funds were invested in money market funds that pay lower trailer fees and in CI's new class of mutual funds that do not pay trailer fees.

Income before amortization of goodwill was $27.1 million or $0.15 per share for the nine months ended February 28, 2002, down from $0.36 per share in the prior year.

The decrease reflected investment gains of $22.6 million in fiscal 2001, coupled with reduced assets and a $15.4 million increase in the amortization of sales commissions.

EBITDA for the nine months was $199.8 million or $1.13 per share, compared with $222.3 million or $1.21 per share in the prior year (excluding the effect of the $22.6 million in securities gains). EBITDA in fiscal 2001 including securities gains was $244.9 million or $1.34 per share.

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 - Toll Free: 1-800-268-9374
www.cifunds.com














Free cash flow for the nine months was $97.0 million, compared with $42.0 million in the prior year. Under the normal course issuer bid, CI repurchased 8.9 million shares at an average price of $11.50 per share for a total cost of $102.7 million.

OUTLOOK

Financial markets have continued to improve considerably since the end of the third quarter. Equity markets have continued in a general positive trend, which in turn is being reflected in CI's mutual fund assets, which were up 3.1% in March. Sales of CI's funds improved in March 2002 from levels experienced in January and February 2002. The increase in the proportion of CI's assets held in equity funds is expected to have a positive effect on CI's operating margins, allowing the company to benefit from cost-management initiatives introduced over the past year.

CI continues to focus its marketing on its broad lineup of funds, including its award-winning Canadian equity funds, and on aggressively pursuing alternative distribution channels as a means of building sales volumes.

On May 4, 2001, CI received the approval of The Toronto Stock Exchange to purchase up to 10,721,356 of its common shares pursuant to a normal course issuer bid through the facilities of the TSE. As at April 10, 2002, 10,089,600 common shares have been purchased under this bid at an average price of $11.63 per share for a total cost of $117.4 million.

CI believes that from time to time its common shares may be undervalued. Accordingly, on April 10, 2002, the Board of Directors of CI authorized the making of a new normal course issuer bid to commence on or about May 8, 2002. The new normal course issuer bid, which is subject to the approval of the TSE, will be to purchase up to 10% of the public float of CI's common shares at the time the bid is commenced. Prior to commencement, CI will issue a further press release providing full details of the new normal course issuer bid.

The Board of Directors declared a quarterly cash dividend of $0.05 per common share payable on June 15, 2002 to shareholders of record on June 1, 2002. The increase from $0.03 per common share to $0.05 per common share reflects CI's growing free cash flow.

For further information, contact:

Stephen A. MacPhail
Executive Vice-President
and Chief Operating Officer
Telephone: (416) 364-1145

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com














C.I. Fund Management Inc.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT
for 3 months

For the three months ended February 28, (unaudited)	**2002** **$**	2001 $
REVENUE		
Management fees	**93,892,376**	113,680,464
Administration fees and other income	**5,764,852**	21,489,913
Redemption fees	**9,825,568**	7,317,911
Performance fees	**16,588**	1,193,920
Expenses charged to mutual funds	**16,313,289**	19,960,570
Total revenues	**125,812,673**	163,642,778
Net fees paid to securitization vehicles	–	(1,055,518)
	125,812,673	162,587,260
EXPENSES		
Selling, general and administrative	**20,634,034**	27,745,635
Investment adviser fees	**9,199,418**	11,471,444
Trailer fees	**24,105,784**	28,808,828
Distribution fees to limited partnerships	**2,449,491**	3,751,783
Amortization of deferred sales commissions	**50,956,681**	47,727,443
Interest	**647,916**	925,534
Other	**2,808,685**	4,936,890
	110,802,009	125,367,557
Minority interest	**1,320,288**	1,851,954
Income before income taxes and amortization of goodwill	**13,690,376**	35,367,749
Provision for income taxes		
Current	**10,975,184**	5,269,167
Future	**(6,534,394)**	2,492,663
	4,440,790	7,761,830
Income before amortization of goodwill	**9,249,586**	27,605,919
Amortization of goodwill	**24,567,611**	19,637,458
Net income (loss) for the period	**(15,318,025)**	7,968,461
Deficit, beginning of period	**(135,300,132)**	(14,523,742)
Cost of shares repurchased in excess of stated value	**(32,872,561)**	(3,886,536)
Dividends declared	**(1,757,784)**	(1,144,593)
Deficit, end of period	**(185,248,502)**	(11,586,410)
Earnings per share before amortization of goodwill	**0.05**	0.15
Fully diluted earnings per share before amortization of goodwill	**0.05**	0.14
Earnings (loss) per share	**(0.09)**	0.04
Fully diluted earnings (loss) per share	**(0.09)**	0.04

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com















C.I. Fund Management Inc.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

for 9 months

For the nine months ended February 28, (unaudited)	2002 $	2001 $
REVENUE		
Management fees	**286,429,393**	357,173,221
Administration fees and other income	**16,790,922**	39,271,611
Redemption fees	**29,971,749**	19,614,904
Performance fees	**1,114,232**	2,512,526
Expenses charged to mutual funds	**47,317,661**	54,648,389
Total revenues	**381,623,957**	473,220,651
Net fees paid to securitization vehicles	**(408,361)**	(3,127,452)
	381,215,596	470,093,199
EXPENSES		
Selling, general and administrative	**60,046,536**	76,226,844
Investment adviser fees	**29,916,603**	31,319,036
Trailer fees	**72,824,933**	89,206,773
Distribution fees to limited partnerships	**8,106,931**	12,909,556
Amortization of deferred sales commissions	**152,151,278**	136,741,538
Interest	**2,579,100**	4,413,596
Other	**7,980,782**	10,728,295
	333,606,163	361,545,638
Minority interest	**4,045,113**	8,083,404
Income before income taxes and amortization of goodwill	**43,564,320**	100,464,157
Provision for income taxes		
Current	**28,465,311**	10,816,801
Future	**(11,961,039)**	23,611,479
	16,504,272	34,428,280
Income before amortization of goodwill	**27,060,048**	66,035,877
Amortization of goodwill	**73,702,833**	58,912,376
Net income (loss) for the period	**(46,642,785)**	7,123,501
Deficit, beginning of period	**(45,699,810)**	(15,011,241)
Cost of shares repurchased in excess of stated value	**(87,532,928)**	(3,886,536)
Adjustment to deficit as a result of the adoption of the liability method of accounting for income taxes	--	3,624,335
Dividends declared	**(5,372,979)**	(3,436,469)
Deficit, end of period	**(185,248,502)**	(11,586,410)
Earnings per share before amortization of goodwill	**0.15**	0.36
Fully diluted earnings per share before amortization of goodwill	**0.15**	0.34
Earnings (loss) per share	**(0.26)**	0.04
Fully diluted earnings (loss) per share	**(0.26)**	0.04

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com














C.I. Fund Management Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for 3 months

For the three months ended February 28, (unaudited)	**2002** **$**	2001 $
OPERATING ACTIVITIES		
Net income (loss) for the period	**(15,318,025)**	7,968,461
Add (deduct) items not involving cash		
Depreciation and amortization	**24,989,600**	20,838,730
Future income taxes	**(6,534,394)**	2,492,663
Amortization of deferred sales commissions	**50,956,681**	47,727,443
Minority interest	**1,320,288**	1,851,954
Gain on sale of marketable securities	**(331,447)**	(15,284,518)
Other	**--**	60,000
Operating cash flow	**55,082,703**	65,654,733
Net change in non-cash working capital balances related to operations	**18,165,527**	3,934,600
Cash provided by operating activities	**73,248,230**	69,589,333
INVESTING ACTIVITIES		
Additions to capital assets	**(108,036)**	(69,822)
Purchase of marketable securities	**(29,387,056)**	(2,924,682)
Proceeds on sale of marketable securities	**9,880,720**	77,048,324
Sales commissions	**(25,775,159)**	(47,397,379)
Disposition of other assets	**--**	4,519,867
Cash provided by (used in) investing activities	**(45,389,531)**	31,176,308
FINANCING ACTIVITIES		
Long-term debt	**10,000,000**	(94,000,000)
Repurchase of share capital	**(38,340,513)**	(4,429,860)
Issuance of share capital	**1,678,067**	2,803,766
Distributions to minority interest	**(1,108,307)**	(3,384,313)
Dividends paid to shareholders	**(1,757,784)**	(1,144,593)
Cash used in financing activities	**(29,528,537)**	(100,155,000)
Net increase (decrease) in cash during the period	**(1,669,838)**	610,641
Cash, beginning of period	**4,424,999**	2,993,107
Cash, end of period	**2,755,161**	3,603,748
Operating cash flow per share	**0.31**	0.36
Fully diluted operating cash flow per share	**0.30**	0.34

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com














C.I. Fund Management Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for 9 months

For the nine months ended February 28, (unaudited)	**2002** **$**	2001 $
OPERATING ACTIVITIES		
Net income (loss) for the period	**(46,642,785)**	7,123,501
Add [deduct] items not involving cash		
Depreciation and amortization	**75,195,400**	62,058,093
Future income taxes	**(11,961,039)**	23,611,479
Amortization of deferred sales commissions	**152,151,278**	136,741,538
Minority interest	**4,045,113**	8,083,404
Gain on sale of marketable securities	**(331,447)**	(22,628,722)
Other	**--**	180,000
Operating cash flow	**172,456,520**	215,169,293
Net change in non-cash working capital		
balances related to operations	**21,296,920**	2,949,226
Cash provided by operating activities	**193,753,440**	218,118,519
INVESTING ACTIVITIES		
Additions to capital assets	**(612,465)**	(2,176,258)
Disposition of capital assets	**--**	2,018,491
Purchase of marketable securities	**(58,348,491)**	(65,311,337)
Proceeds on sale of marketable securities	**21,369,424**	90,162,059
Sales commissions	**(71,396,603)**	(165,119,271)
Dispositions of other assets	**1,146,423**	4,519,867
Cash used in investing activities	**(107,841,712)**	(135,906,449)
FINANCING ACTIVITIES		
Long-term debt	**25,000,000**	(70,000,000)
Repurchase of share capital	**(102,749,614)**	(4,429,860)
Issuance of share capital	**4,351,539**	3,597,130
Distributions to minority interest	**(4,426,074)**	(8,051,381)
Dividends paid to shareholders	**(5,372,979)**	(3,436,469)
Cash used in financing activities	**(83,197,128)**	(82,320,580)
Net increase (decrease) in cash during the period	**2,714,600**	(108,510)
Cash, beginning of period	**40,561**	3,712,258
Cash, end of period	**2,755,161**	3,603,748
Operating cash flow per share	**0.97**	1.18
Fully diluted operating cash flow per share	**0.94**	1.12

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com













C.I. Fund Management Inc.

CONSOLIDATED BALANCE SHEETS

	As at February 28, 2002 (unaudited) $	As at May 31, 2001 $
ASSETS		
Current		
Cash	**2,755,161**	40,561
Marketable securities, at cost which approximates market value	**42,839,944**	5,860,877
Accounts receivable and prepaid expenses	**19,743,578**	16,987,611
Total current assets	**65,338,683**	22,889,049
Capital assets	**3,013,704**	4,125,078
Deferred sales commissions, net of accumulated amortization of $333,901,937 (May 31, 2001—$235,695,402)	**245,448,291**	326,202,963
Goodwill, net of accumulated amortization of $211,251,809 (May 31, 2001—$137,548,975)	**24,567,615**	98,270,449
Other assets	**4,044,774**	5,516,284
	342,413,067	457,003,823
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**30,264,962**	29,092,929
Income taxes payable	**23,299,117**	1,065,351
Total current liabilities	**53,564,079**	30,158,280
Long-term debt	**86,000,000**	61,000,000
Deferred lease inducement	**1,736,465**	1,976,586
Future income taxes	**87,492,152**	99,453,191
Total liabilities	**228,792,696**	192,588,057
Minority interest	**3,200,388**	3,581,944
Shareholders' equity		
Share capital	**295,668,485**	306,533,632
Deficit	**(185,248,502)**	(45,699,810)
Total shareholders' equity	**110,419,983**	260,833,822
	342,413,067	457,003,823

FOR IMMEDIATE RELEASE **TSE: CIX**

CI completes issuer bid for 10.7 million shares

TORONTO (April 19, 2002) – C.I. Fund Management Inc. announced today that it has completed its normal course issuer bid that commenced on May 8, 2001.

As of April 18, 2002, CI had repurchased 10,721,400 common shares – the maximum number of shares permitted under the bid, or 10% of the public float on May 8, 2001. The shares were purchased at an average price of $11.69 for a total cost of $125.4 million.

Shares repurchased under the bid accounted for 8% of the total volume during the bid period. In April 2002, CI repurchased 682,700 shares, representing 9% of the total volume for the month to date.

Details of CI's next normal course issuer bid, scheduled to commence on or about May 8, 2002, subject to TSE approval, will be announced in early May.

C.I. Fund Management Inc. (TSE: CIX) is an independent, Canadian-owned investment management company with one of the industry's broadest selections of investment funds, including mutual funds, industry-specific funds, 100% RSP-eligible global funds, multi-manager funds, segregated funds and hedge funds. It offers top-ranked investment expertise through nine portfolio management teams.

-30-

For further information, contact:
Stephen A. MacPhail
Chief Operating Officer
C.I. Fund Management Inc.
Tel.: 416-364-1145

82-4994


CI Funds™

C.I. Fund Management Inc.	Q3 Report

February 28, 2002

(thousands, except per share amounts)	2002 $	2001 $	% change
EBITDA* per share (9 months)	**1.13**	1.34	(16)
EBITDA per share (3 months)	**0.38**	0.47	(19)
Fully diluted EBITDA per share (9 months)	**1.09**	1.28	(15)
Fully diluted EBITDA per share (3 months)	**0.36**	0.45	(20)
Total revenues per share (9 months)	**2.15**	2.58	(17)
Total revenues per share (3 months)	**0.72**	0.89	(19)
Common shares outstanding, end of period	**173,104,128**	183,544,028	(6)
Average mutual fund assets under management (9 months)	**20,812,291**	24,169,783	(14)
Average mutual fund assets under management (3 months)	**20,827,191**	23,515,498	(11)
Mutual fund assets under management, end of period	**20,699,546**	22,257,167	(7)
Total gross sales of mutual funds (9 months)	**2,680,216**	5,222,452	(49)
Total gross sales of mutual funds (3 months)	**950,166**	1,532,705	(38)
Total redemptions of mutual funds (9 months)	**2,275,291**	2,234,284	2
Total redemptions of mutual funds (3 months)	**827,284**	783,510	6
Total net sales of mutual funds (9 months)	**404,925**	2,988,169	(86)
Total net sales of mutual funds (3 months)	**122,883**	749,195	(84)
Redemption value of mutual funds	**652,651**	680,648	(4)

**EBITDA is earnings before interest, taxes, depreciation, and amortization. Management believes that most of its shareholders, creditors, other stakeholders, and analysts prefer to analyze the company's results based on this performance measure.*




William T. Holland, President and Chief Executive Officer

Dear Shareholders,

Operating Review

The third quarter of fiscal 2002 was notable for the renewed investor optimism following the events of September 11, 2001. During December and into mid-January, Canadian, U.S. and global equity markets continued to post gains. However, the release of earnings results that were weaker than expected and a moderation in the outlook for the strength of the recovery, combined with general concerns arising from the Enron situation, led to a reversal of these gains in most markets in late January and February. Overall, the TSE 300 rose slightly during the quarter, while the S&P 500, Nasdaq and MSCI World indexes all lost ground.

Given the mix of CI's assets, which includes significant exposure to U.S. and global markets, the market changes during the quarter resulted in a marginal decline in mutual fund assets to $20.7 billion from $20.8 billion.

CI's total fee-earning assets, however, rose 4.8% or $1.2 billion over the quarter to $26.0 billion, up from $24.8 billion at November 30, 2001. This gain was largely attributable to a significant increase in institutional assets of $1.3 billion.

Compared with February 28, 2001, total fee-earning assets and mutual fund assets were down 3.9% and 7.0%, respectively, reflecting declines in equity markets over the period. CI's institutional assets at February 28, 2002, were 23.0% higher than at February 28, 2001, as growth from new mandates exceeded the effects of market declines.

CI had positive net sales for the quarter of $128.2 million, up 28.4% from the prior quarter, as investor appetite for CI's equity funds slowly improved. This was still significantly below net sales of $764.0 million achieved in the third quarter of fiscal 2001.

Sales of CI's funds continued to be dominated by value-oriented funds such as Harbour Fund and Harbour Growth & Income Fund managed by Gerry Coleman, who was named Fund Manager of the Year for 2001. Also posting strong sales were Signature Select Canadian Fund and Signature Dividend Fund managed by Eric Bushell and Signature High Income Fund under the direction of Ben Cheng. Signature Select Canadian Fund was named Best Canadian Equity Fund and Signature Dividend Fund was selected Best Dividend Fund at the annual Canadian Mutual Fund Awards in December 2001. Among CI's hedge funds, Landmark Global Opportunities Fund managed by Derek Webb continued to attract an increasing level of sales, reflecting the strong performance of the fund relative to global indexes.

During the quarter, CI continued to seek to increase demand for its products by launching the CI Portfolio Series, a group of asset allocation funds that offer advisers a convenient way to meet the diverse income and growth objectives of their clients.

CI remained diligent in managing expense levels of both its general operations and mutual funds, leaving it well positioned to leverage the benefits of a market recovery. At the same time, CI has maintained its service quality at industry-leading levels.

Financial Review

Three months ended February 28, 2002

Total revenues for the quarter ended February 28, 2002, were $125.8 million, compared with $148.4 million (excluding the $15.3 million securities gain recorded in fiscal 2001) in the prior

year, a decline of 15.2%. The change in revenues, as provided in more detail below, reflected the change in mutual fund assets – which averaged $20.8 billion for the quarter, a decrease of 11.5% from $23.5 billion in the third quarter of fiscal 2001 – changes in asset mix, and reduced revenues represented by cost recoveries from the funds (the latter declining by $3.6 million due to reductions in fund operating expenses).

Management fees were $93.9 million, compared with $113.7 million in the prior year, reflecting the change in mutual fund assets as well as non-mutual fund assets such as labour-sponsored funds and the change in CI's asset mix to a greater percentage of money market funds and Class F and Class I funds. Such funds have lower management fees, which is offset by the fact that their trailer fees have been reduced or eliminated.

Administration fees and other income, which represents income from CI's third-party business and institutional assets, was $5.8 million, down from $21.5 million in the prior year due to the $15.3 million securities gain in 2001, as noted above.

Revenues represented by expenses charged to mutual funds (which are cost recoveries from overall selling, general and administrative expenses) were $16.3 million, down 18.5% from $20.0 million in the prior year. This change was a direct result of cost-reduction and efficiency initiatives implemented by CI in the prior nine months to ensure that mutual fund operating expenses reflect mutual fund asset levels.

Overall selling, general and administrative expenses for the quarter ended February 28, 2002, were $20.6 million, a reduction of 25.6% from $27.7 million in fiscal 2001. In addition to lower fund operating expenses, CI continued to operate its business with lower expense levels established in early fiscal 2002 through careful management of discretionary expenses.

Investment adviser fees declined by 20.0% from $11.5 million in fiscal 2001 to $9.2 million in fiscal 2002, reflecting the lower level of assets and expense management programs initiated by CI's money management subsidiaries.

Trailer fees declined by 16.3% from $28.8 million in fiscal 2001 to $24.1 million in fiscal 2002, due to lower asset levels and the change in business mix to include more assets that have lower management fees but do not pay trailer fees.

Distribution fees to limited partnerships declined 34.7% to $2.4 million, reflecting the lower asset levels in these financing vehicles used by CI in the early 1990s.

Amortization of deferred sales commissions was $51.0 million, compared with $47.7 million in the prior year. The commissions, which are being amortized over 36 months, were financed from CI's cash resources at the time the funds were sold.

Interest expense declined from $0.9 million in fiscal 2001 to $0.6 million in fiscal 2002, due to lower debt levels and reduced interest rates.

Income before amortization of goodwill was $9.2 million or $0.05 per share for the quarter ended February 28, 2002, down from $27.6 million or $0.15 per share in the prior year. Higher amortization of deferred sales commissions and lower management fee revenues in the current fiscal year, combined with the $15.3 million securities gain in fiscal 2001, were primarily responsible for the change.

Earnings before interest, taxes, depreciation and amortization (EBITDA) was $65.7 million or $0.38 per share, compared with $70.0 million or $0.38 per share (excluding the $15.3 million securities gain in fiscal 2001) in the prior year, a decline of 6.1%. On a per-share basis, adjusted for the securities gain, EBITDA was unchanged. This compares well to the 11.5% decline in average mutual fund assets. EBITDA in fiscal 2001, including securities gains, was $85.3 million or $0.47 per share.

CI's operating margin (management fees less net selling, general and administrative expenses, investment advisory fees, and trailer fees, expressed as a percentage of mutual fund assets) was 1.10% for the quarter, down slightly from 1.13% in the prior year. More importantly, the operating margin was up from 1.08% in the preceding quarter, as improved markets increased management fees without a corresponding increase in expenses.

Debt net of cash and marketable securities was $40.4 million at February 28, 2002, compared with $39.4 million a year earlier. At February 28, 2002, 74.3% of CI's mutual fund assets had been financed on a deferred sales charge basis with terminal redemption fees of $652.7 million. In addition, of the total $20.7 billion in mutual fund assets at February 28, 2002, $55.3 million was in Class F funds (no trailer fees) and $1,016.6 million was in Class I funds (negotiated management fees).

Free cash flow (operating cash flow less sales commissions and minority interest) for the quarter was $28.0 million, compared with $16.4 million in the prior year. During the quarter, CI repurchased 3.2 million shares at an average price of $11.96 per share for a

total cost of $38.3 million. The weighted average trading price for CI during the quarter was $12.37.

Nine months ended February 28, 2002

Total revenues for the nine months ended February 28, 2002, were $381.6 million, down 19.4% from the prior year. The primary contributors to the decrease were management fee revenues, which declined 19.8 % to $286.4 million, and administrative fees and other income, which fell 57.2 % to $16.8 million. Net of the one-time $22.6 million securities gain in fiscal 2001, administrative fees and other income rose by 0.9%. The change in management fee revenues was primarily a result of the decline in average mutual fund assets, which were $20.8 billion for the nine months, down 14.0% from $24.2 billion in the prior year.

Selling, general and administrative expenses fell 21.2% to $60.0 million, reflecting numerous cost-cutting and efficiency initiatives introduced in early fiscal 2002 to reduce both the general operating expenses of the funds and other discretionary expenses.

Investment adviser fees fell 4.5% for the period, a result of the lower level of assets and the efficiency measures undertaken by CI's money management subsidiaries.

Trailer fees fell 18.4% to $72.8 million as a greater proportion of funds were invested in money market funds that pay lower trailer fees and in CI's new class of mutual funds that do not pay trailer fees.

Income before amortization of goodwill was $27.1 million or $0.15 per share for the nine months ended February 28, 2002, down from $0.36 per share in the prior year.

The decrease reflected investment gains of $22.6 million in fiscal 2001, coupled with reduced assets and a $15.4 million increase in the amortization of sales commissions.

EBITDA for the nine months was $199.8 million or $1.13 per share, compared with $222.3 million or $1.21 per share in the prior year (excluding the effect of the $22.6 million in securities gains). EBITDA in fiscal 2001 including securities gains was $244.9 million or $1.34 per share.

Free cash flow for the nine months was $97.0 million, compared with $42.0 million in the prior year. Under the normal course issuer bid, CI repurchased 8.9 million shares at an average price of $11.50 per share for a total cost of $102.7 million.

Outlook

Financial markets have continued to improve considerably since the end of the third quarter. Equity markets have continued in a general positive trend, which in turn is being reflected in CI's mutual fund assets, which were up 3.1% in March. Sales of CI's funds improved in March 2002 from levels experienced in January and February 2002. The increase in the proportion of CI's assets held in equity funds is expected to have a positive effect on CI's operating margins, allowing the company to benefit from cost-management initiatives introduced over the past year.

CI continues to focus its marketing on its broad lineup of funds, including its award-winning Canadian equity funds, and on aggressively pursuing alternative distribution channels as a means of building sales volumes.

On May 4, 2001, CI received the approval of The Toronto Stock Exchange to purchase up to 10,721,356 of its common shares pursuant to a normal course issuer bid through the facilities of the TSE. As at April 10, 2002, 10,089,600 common shares have been purchased under this bid at an average price of $11.63 per share for a total cost of $117.4 million.

CI believes that from time to time its common shares may be undervalued. Accordingly, on April 10, 2002, the Board of Directors of CI authorized the making of a new normal course issuer bid to commence on or about May 8, 2002. The new normal course issuer bid, which is subject to the approval of the TSE, will be to purchase up to 10% of the public float of CI's common shares at the time the bid is commenced. Prior to commencement, CI will issue a further press release providing full details of the new normal course issuer bid.

The Board of Directors declared a quarterly cash dividend of $0.05 per common share payable on June 15, 2002 to shareholders of record on June 1, 2002. The increase from $0.03 per common share to $0.05 per common share reflects CI's growing free cash flow.

William T. Holland
President and Chief Executive Officer

consolidated statements of income [loss] and deficit
for 3 months

For the three months ended February 28, (unaudited)	**2002 $**	2001 $
REVENUE		
Management fees	**93,892,376**	113,680,464
Administration fees and other income	**5,764,852**	21,489,913
Redemption fees	**9,825,568**	7,317,911
Performance fees	**16,588**	1,193,920
Expenses charged to mutual funds	**16,313,289**	19,960,570
Total revenues	**125,812,673**	163,642,778
Net fees paid to securitization vehicles	**—**	(1,055,518)
	125,812,673	162,587,260
EXPENSES		
Selling, general and administrative	**20,634,034**	27,745,635
Investment adviser fees	**9,199,418**	11,471,444
Trailer fees	**24,105,784**	28,808,828
Distribution fees to limited partnerships	**2,449,491**	3,751,783
Amortization of deferred sales commissions	**50,956,681**	47,727,443
Interest	**647,916**	925,534
Other	**2,808,685**	4,936,890
	110,802,009	125,367,557
Minority interest	**1,320,288**	1,851,954
Income before income taxes and amortization of goodwill	**13,690,376**	35,367,749
Provision for income taxes		
Current	**10,975,184**	5,269,167
Future	**(6,534,394)**	2,492,663
	4,440,790	7,761,830
Income before amortization of goodwill	**9,249,586**	27,605,919
Amortization of goodwill	**24,567,611**	19,637,458
Net income (loss) for the period	**(15,318,025)**	7,968,461
Deficit, beginning of period	**(135,300,132)**	(14,523,742)
Cost of shares repurchased in excess of stated value *[note 2]*	**(32,872,561)**	(3,886,536)
Dividends declared	**(1,757,784)**	(1,144,593)
Deficit, end of period	**(185,248,502)**	(11,586,410)
Earnings per share before amortization of goodwill	**0.05**	0.15
Fully diluted earnings per share before amortization of goodwill *[note 2 (d)]*	**0.05**	0.14
Earnings (loss) per share	**(0.09)**	0.04
Fully diluted earnings (loss) per share *[note 2 (d)]*	**(0.09)**	0.04



(see accompanying notes)

consolidated statements of income [loss] and deficit
for 9 months

For the nine months ended February 28, (unaudited)	**2002 $**	2001 $
REVENUE		
Management fees	**286,429,393**	357,173,221
Administration fees and other income	**16,790,922**	39,271,611
Redemption fees	**29,971,749**	19,614,904
Performance fees	**1,114,232**	2,512,526
Expenses charged to mutual funds	**47,317,661**	54,648,389
Total revenues	**381,623,957**	473,220,651
Net fees paid to securitization vehicles	**(408,361)**	(3,127,452)
	381,215,596	470,093,199
EXPENSES		
Selling, general and administrative	**60,046,536**	76,226,844
Investment adviser fees	**29,916,603**	31,319,036
Trailer fees	**72,824,933**	89,206,773
Distribution fees to limited partnerships	**8,106,931**	12,909,556
Amortization of deferred sales commissions	**152,151,278**	136,741,538
Interest	**2,579,100**	4,413,596
Other	**7,980,782**	10,728,295
	333,606,163	361,545,638
Minority interest	**4,045,113**	8,083,404
Income before income taxes and amortization of goodwill	**43,564,320**	100,464,157
Provision for income taxes		
Current	**28,465,311**	10,816,801
Future	**(11,961,039)**	23,611,479
	16,504,272	34,428,280
Income before amortization of goodwill	**27,060,048**	66,035,877
Amortization of goodwill	**73,702,833**	58,912,376
Net income (loss) for the period	**(46,642,785)**	7,123,501
Deficit, beginning of period	**(45,699,810)**	(15,011,241)
Cost of shares repurchased in excess of stated value *[note 2]*	**(87,532,928)**	(3,886,536)
Adjustment to deficit as a result of the adoption of the liability method of accounting for income taxes	**—**	3,624,335
Dividends declared	**(5,372,979)**	(3,436,469)
Deficit, end of period	**(185,248,502)**	(11,586,410)
Earnings per share before amortization of goodwill	**0.15**	0.36
Fully diluted earnings per share before amortization of goodwill *[note 2 (d)]*	**0.15**	0.34
Earnings (loss) per share	**(0.26)**	0.04
Fully diluted earnings (loss) per share *[note 2 (d)]*	**(0.26)**	0.04

(see accompanying notes)

consolidated statements of cash flows
for 3 months

For the three months ended February 28, (unaudited)	2002 $	2001 $
OPERATING ACTIVITIES		
Net income (loss) for the period	**(15,318,025)**	7,968,461
Add [deduct] items not involving cash		
Depreciation and amortization	**24,989,600**	20,838,730
Future income taxes	**(6,534,394)**	2,492,663
Amortization of deferred sales commissions	**50,956,681**	47,727,443
Minority interest	**1,320,288**	1,851,954
Gain on sale of marketable securities	**(331,447)**	(15,284,518)
Other	**—**	60,000
Operating cash flow	**55,082,703**	65,654,733
Net change in non-cash working capital balances related to operations	**18,165,527**	3,934,600
Cash provided by operating activities	**73,248,230**	69,589,333
INVESTING ACTIVITIES		
Additions to capital assets	**(108,036)**	(69,822)
Purchase of marketable securities	**(29,387,056)**	(2,924,682)
Proceeds on sale of marketable securities	**9,880,720**	77,048,324
Sales commissions	**(25,775,159)**	(47,397,379)
Disposition of other assets	**—**	4,519,867
Cash provided by (used in) investing activities	**(45,389,531)**	31,176,308
FINANCING ACTIVITIES		
Long-term debt	**10,000,000**	(94,000,000)
Repurchase of share capital	**(38,340,513)**	(4,429,860)
Issuance of share capital	**1,678,067**	2,803,766
Distributions to minority interest	**(1,108,307)**	(3,384,313)
Dividends paid to shareholders	**(1,757,784)**	(1,144,593)
Cash used in financing activities	**(29,528,537)**	(100,155,000)
Net increase (decrease) in cash during the period	**(1,669,838)**	610,641
Cash, beginning of period	**4,424,999**	2,993,107
Cash, end of period	**2,755,161**	3,603,748
Operating cash flow per share	**0.31**	0.36
Fully diluted operating cash flow per share *[note 2 (d)]*	**0.30**	0.34

(see accompanying notes)

consolidated statements of cash flows
for 9 months

For the nine months ended February 28, (unaudited)	2002 $	2001 $
OPERATING ACTIVITIES		
Net income (loss) for the period	**(46,642,785)**	7,123,501
Add [deduct] items not involving cash		
Depreciation and amortization	**75,195,400**	62,058,093
Future income taxes	**(11,961,039)**	23,611,479
Amortization of deferred sales commissions	**152,151,278**	136,741,538
Minority interest	**4,045,113**	8,083,404
Gain on sale of marketable securities	**(331,447)**	(22,628,722)
Other	**—**	180,000
Operating cash flow	**172,456,520**	215,169,293
Net change in non-cash working capital		
balances related to operations	**21,296,920**	2,949,226
Cash provided by operating activities	**193,753,440**	218,118,519
INVESTING ACTIVITIES		
Additions to capital assets	**(612,465)**	(2,176,258)
Disposition of capital assets	**—**	2,018,491
Purchase of marketable securities	**(58,348,491)**	(65,311,337)
Proceeds on sale of marketable securities	**21,369,424**	90,162,059
Sales commissions	**(71,396,603)**	(165,119,271)
Dispositions of other assets	**1,146,423**	4,519,867
Cash used in investing activities	**(107,841,712)**	(135,906,449)
FINANCING ACTIVITIES		
Long-term debt	**25,000,000**	(70,000,000)
Repurchase of share capital	**(102,749,614)**	(4,429,860)
Issuance of share capital	**4,351,539**	3,597,130
Distributions to minority interest	**(4,426,074)**	(8,051,381)
Dividends paid to shareholders	**(5,372,979)**	(3,436,469)
Cash used in financing activities	**(83,197,128)**	(82,320,580)
Net increase (decrease) in cash during the period	**2,714,600**	(108,510)
Cash, beginning of period	**40,561**	3,712,258
Cash, end of period	**2,755,161**	3,603,748
Operating cash flow per share	**0.97**	1.18
Fully diluted operating cash flow per share *[note 2 (d)]*	**0.94**	1.12

(see accompanying notes)

consolidated balance sheets

	as at February 28, 2002 (unaudited) $	as at May 31, 2001 $
ASSETS		
Current		
Cash	**2,755,161**	40,561
Marketable securities, at cost which approximates market value	**42,839,944**	5,860,877
Accounts receivable and prepaid expenses	**19,743,578**	16,987,611
Total current assets	**65,338,683**	22,889,049
Capital assets	**3,013,704**	4,125,078
Deferred sales commissions, net of accumulated amortization of $333,901,937 (May 31, 2001–$235,695,402)	**245,448,291**	326,202,963
Goodwill, net of accumulated amortization of $211,251,809 (May 31, 2001–$137,548,975)	**24,567,615**	98,270,449
Other assets	**4,044,774**	5,516,284
	342,413,067	457,003,823
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**30,264,962**	29,092,929
Income taxes payable	**23,299,117**	1,065,351
Total current liabilities	**53,564,079**	30,158,280
Long-term debt	**86,000,000**	61,000,000
Deferred lease inducement	**1,736,465**	1,976,586
Future income taxes	**87,492,152**	99,453,191
Total liabilities	**228,792,696**	192,588,057
Minority interest	**3,200,388**	3,581,944
Shareholders' equity		
Share capital *[note 2]*	**295,668,485**	306,533,632
Deficit	**(185,248,502)**	(45,699,810)
Total shareholders' equity	**110,419,983**	260,833,822
	342,413,067	457,003,823

(see accompanying notes)

1. ACCOUNTING POLICIES

The accounting policies used in the preparation of these unaudited interim consolidated financial statements conform with those presented in C.I. Fund Management Inc.'s May 31, 2001 audited annual consolidated financial statements except for the adoption of new accounting recommendations for earnings per share (see note 2). These interim financial statements do not include all of the disclosures included in the annual financial statements and accordingly should be read in conjunction with the annual consolidated financial statements.

2. SHARE CAPITAL

a) a summary of the changes to the company's share capital is as follows:

	Shares	Amount $
May 31, 2001	180,684,728	306,533,632
Exercise of stock options	1,355,10[illegible]	[illegible]
Share repurchase	[illegible]	[illegible]
February 28, 2002	[illegible]	[illegible]

b) a summary of changes [illegible]

c) Under a normal course issuer bid, the company repurchased to February 28, 2002 8,935,700 common shares at an average price of $11.50 per share for total consideration of $102,749,614.

d) In fiscal 2002, the company has adopted the recommendations of CICA 3500, Earnings per Share. The recommendations require the application of the treasury stock method for the calculation of the dilutive effect of stock options and other dilutive securities. Accordingly, fully diluted per share amounts have been restated for the comparative fiscal period. Basic per share amounts have been determined by dividing income or operating cash flow, as applicable, by the weighted average number of shares outstanding during the period.

As at February 28, the weighted average number of shares outstanding were:

for 9 months	2002	2001
Basic	177,167,886	183,111,783
Fully diluted	183,493,940	191,610,692

for 3 months		
Basic	[illegible]	[illegible]
Fully diluted	[illegible]	[illegible]

e) On April 10, [illegible]

June 15, 20[illegible]